UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007
Commission File Number 001-16429

ABB Ltd
(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 .

This Form 6-K consists of the following:

1.               Notification issued by ABB Ltd dated February 2, 2007.

2.               Press release issued by ABB Ltd dated February 6, 2007.

Exhibit 1

ABB statement

Zurich, Switzerland, February 2, 2007 — In the recent years, the ABB Group has been successfully implementing its strategy to focus on its strengths in power and automation technologies.

As part of this focus, ABB decided to divest certain non core businesses, including its former Oil, Gas and Petrochemicals division. At the first stage, the upstream oil and gas companies including Vetco Gray  were divested in 2004.  The announced intent has also been to divest the downstream oil and gas business, Lummus Global, when market and other conditions were appropriate.

The ABB Group has now decided to launch the second stage and start the process to divest all of the Lummus Global business.

ABB’s core automation and power technology businesses remain totally committed to the oil and gas sector. We maintain long-standing relationships with key customers in this sector which we will continue to serve. This is an area where ABB has strong market positions across our activities and which we expect to continue to benefit from significant growth on a long term basis.

Media relations:	Investor relations:
ABB corporate communications, Zurich:
Thomas Schmidt	Switzerland:	Tel: +41 43 317 7111
Tel: +41 43 317 6568	Sweden	Tel. +46 21 325 719
Fax: +41 43 317 7958	USA	Tel. +1 203 750 7743
media.relations@ch.abb.com	investor.relations@ch.abb.com

Exhibit 2

ABB sells stakes in power projects in Morocco and India

Divestment is part of strategy to focus on power and automation businesses

Zurich, Switzerland, Feb. 6, 2007 — ABB, the leading power and automation technology group, has agreed to sell its stakes in two independent power projects to Taqa, the Abu Dhabi National Energy Company, for $490 million.

The assets, in Morocco and India, are part of ABB’s Equity Ventures unit, which is among the company’s non-core activities. The sale to Taqa is subject to lenders’ and other customary approvals and is expected to be completed in the second quarter.

 “The move is part of our ongoing divestment of non-core businesses, as we continue to focus on our power and automation technologies,” said Michel Demaré, ABB’s chief financial officer. “We obtained a fair price for the stakes, fully reflecting the quality of the assets.”

The transaction includes the 50-percent holding in the Jorf Lasfar Energy Project, a 1,356-MW (megawatt) coal-fired power plant about 130 kilometers (80 miles) southwest of Casablanca, Morocco and the 50 percent stake in the Neyveli Project, a 250 MW lignite-fuelled power station in the Indian state of Tamil Nadu.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in more than 100 countries and employs about 107,000 people.

Media relations:	Investor relations:
ABB corporate communications, Zurich:
Wolfram Eberhardt, Thomas Schmidt	Switzerland:	Tel: +41 43 317 7111
Tel: +41 43 317 6568	Sweden	Tel. +46 21 325 719
Fax: +41 43 317 7958	USA	Tel. +1 203 750 7743
media.relations@ch.abb.com	investor.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: February 6, 2007	By:	/s/ FRANCOIS CHAMPAGNE
	Name:	Francois Champagne
	Title:	Group Vice President and
Senior Counsel

	By:	/s/ RICHARD A. BROWN
	Name:	Richard A. Brown
	Title:	Group Vice President and
Assistant General Counsel